July 17, 2009

Michel Pelletier, Chief Executive Officer
Waterbank of America (USA) Inc.
P. O. Box 304
Pointe Claire, Quebec
Canada H9R 4P3

RE: **Waterbank of America (USA) Inc.**
   Information Statement on Form PRE14C
   Filed June 25, 2009
   File No. 0-51075

Dear Mr. Pelletier:

   We have reviewed your supplemental response letter filed July 15, 2009 and have the following comments which were conveyed by telephone yesterday. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to prior comment two and disclosure regarding the Majority Stockholders "collectively" owning approximately 56% of your stock. Please revise to describe the terms of any voting agreements or other arrangements among the Majority Stockholders. In this regard, please consider the applicability of Regulation 13D to any such agreement or arrangement of the Majority Stockholders.

2. It is unclear why the first table on page five does not include Vicis Capital LLC, which filed a Schedule 13G/A on February 13, 2009. Please revise or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Branden Burningham, Esq.
        (801) 355-7126